SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13G

Under the Securities Exchange Act of 19341
FIDELITY NATIONAL FINANCIAL, INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
316326107
(CUSIP Number)
April 1, 2003
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[  ]     Rule 13d-1(b)

[X]    Rule 13d-1(c)

[  ]     Rule 13d-1(d)

__________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 316326107

1) Name of Reporting Person IRS Identification No. of Above Person (Entities Only)	ALLTEL Corporation 34-0868285

2) Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power - 8,150,322 6) Shared Voting Power - None 7) Sole Dispositive Power - 8,150,322 8) Shared Dispositive Power - None

9) Aggregate Amount Beneficially Owned by Each Reporting Person	8,150,322

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row (9)	7.8%

12) Type of Reporting Person	CO

SCHEDULE 13G

Item 1.        (a) Name of Issuer: Fidelity National Financial, Inc.

                   (b) Address of Issuer's Principal Executive Offices:

17911 Von Karman Avenue, Suite 300

Irvine, California 92614

Item 2.        (a) Name of Person Filing: ALLTEL Corporation

                   (b) Address of Principal Business Office:

                    One Allied Drive

                    Little Rock, Arkansas 72202

(c) Citizenship: Delaware

(d) Title of Class of Securities: Common Stock, par value $.0001 per share

(e) CUSIP No.: 316326107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Act.

(b) [  ]    Bank as defined in Section 3(a)(6) of the Act.

(c) [  ]    Insurance company as defined in Section 3(a)(19) of the Act.

(d) [  ]    Investment company registered under Section 8 of the Investment

              Company Act of 1940.

(e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  [  ]    An employee benefit plan or endowment fund in accordance with Rule

              13d-1(b)(1)(ii)(F).

(g) [  ]    A parent holding company or control person in accordance with Rule

              13d-1(b)(1)(ii)(G).

(h) [  ]    A savings association as defined in Section 3(b) of the Federal Deposit

              Insurance Act (12 U.S.C. 1813).

(i)  [  ]    A church plan that is excluded form the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

 (j) [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    Amount beneficially owned: 8,150,322

    Percent of class: 7.8%1

    Number of shares as to which reporting person has:

(i) Sole power to vote or to direct the vote - 8,150,322

(ii) Shared power to vote or to direct the vote of - None

(iii) Sole power to dispose or to direct the disposition of -

      8,150,322

(iv) Shared power to dispose or to direct the disposition

      of - None

Item 5. Ownership of 5 Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. [  ]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by

            the Parent Holding Company or Control Person

  Not Applicable.

Item 8. Identification and Classification of Members of the Group

  Not Applicable.

Item 9. Notice of Dissolution of Group

  Not Applicable.

__________________

1Based upon 104,071,719 shares of Common Stock outstanding, which consists of 95,921,397 shares of Common Stock outstanding as of March 18, 2003 (as stated by Fidelity in its annual report on Form 10-K for the year ended December 31, 2002) plus the 8,150,322 newly issued shares of Common Stock..

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2003

                                                                                                ALLTEL CORPORATION

                                                                                                By: /s/ Francis X. Frantz

                                                                                                      Francis X. Frantz

                                                                                                      Executive Vice President and Secretary

  Exhibit A

STOCKHOLDER'S AGREEMENT

Part Of The Ancillary Agreements
Referred To In The
Stock Purchase Agreement
Between ALLTEL Corporation and Fidelity National Financial, Inc.

TABLE OF CONTENTS
STOCKHOLDER'S AGREEMENT

STOCKHOLDER'S AGREEMENT

STOCKHOLDER'S AGREEMENT, dated April 1, 2003 (the "Agreement"), between FIDELITY NATIONAL FINANCIAL, INC., a Delaware corporation (the "Company"), and ALLTEL CORPORATION, a Delaware corporation (the "Stockholder").

A. Capitalized terms used but not defined in this Agreement shall have the respective meanings given    to them in the Transaction Agreement.

B. Pursuant to a Stock Purchase Agreement, dated as of January 28, 2003 (the "Transaction Agreement"), between the Company and the Stockholder: (i) the Stockholder is selling to the Company, and the Company is purchasing from the Stockholder, the Continuing Business (as defined in the Transaction Agreement); and (ii) in consideration therefor, the Company is delivering to the Stockholder the Purchase Price (as defined in the Transaction Agreement), including issuing to the Stockholder shares of the Company's common stock, par value $.0001 per share (the "Common Stock"); and

C. The Company and the Stockholder desire to establish in this Agreement certain terms and conditions of the Stockholder's relationship with the Company.

NOW, THEREFORE in consideration of the mutual covenants and agreements contained herein and in the Transaction Agreement, the parties hereto agree as follows:

    Certain Definitions

      The term "Controlled Affiliate" shall mean any corporation, partnership or other entity that is "controlled by", "controlling" or "under common control with" (as such terms are defined in Rule 405 under the Securities Act) the applicable party.

      The term "Lock-up Period" shall mean the period beginning on the Closing Date and ending on the earlier of (i) the one-year anniversary of the Closing Date or (ii) the expiration of the "Restricted Period", as defined in Section 2 of the Non-Competition Agreement, as a result of the occurrence of an event satisfying the provisions of Section 2(ii)(E)(1) or (2) of the Non-Competition Agreement.

      The term "Securities Act" shall mean the Securities Act of 1933, as amended.

      The term "Suspension Period" shall mean any period during which the Company fails to keep any registration statement effective and usable for resale of Voting Securities. A Suspension Period shall commence on and include the date that the Company gives notice that any registration statement is no longer effective or usable for resale of Voting Securities and shall continue until and including the date when each holder of Voting Securities covered by such registration statement either receives copies of a supplemented or amended prospectus or is advised in writing by the Company that the use of the prospectus may be resumed.

      The term "Term" shall mean the period beginning on the Closing Date and continuing for so long as the Stockholder beneficially owns any Voting Securities.

      The term "Voting Securities" shall mean all securities, including the Common Stock of the Company, entitled to vote generally in the election of directors of the Company.

    Representations and Warranties

      The Company represents and warrants to the Stockholder as follows:

        The Company has requisite corporate power and corporate authority to execute, deliver and perform this Agreement;

        This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (x) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect relating to or limiting creditors' rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought;

        The execution, delivery and performance of this Agreement by the Company do not violate or conflict with or constitute a default under the Company's certificate of incorporation, by-laws or any material agreement to which it is a party or by which it or its property is bound;

        As of the date hereof, no other party is entitled to any registration or similar right with respect to any securities of the Company;

        There is no voting trust, voting agreement or arrangement with respect to any of its Voting Securities; and

        As of the date hereof, the Company meets the eligibility requirements for use of Form S-3 for registration of securities for resale by the Stockholder under the Securities Act, as set forth in the General Instructions to such form (the "S-3 Eligibility Requirements") and has no reason to believe that it will not continue to meet the S-3 Eligibility Requirements.

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      The Stockholder represents and warrants to the Company as follows:

        The Stockholder has requisite corporate power and corporate authority to execute, deliver and perform this Agreement;

        This Agreement has been duly and validly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (x) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought;

        The execution, delivery and performance of this Agreement by the Stockholder do not violate or conflict with or constitute a default under the Stockholder's certificate of incorporation, by-laws or any material agreement to which it is a party or by which it or its property is bound; and

        The Stockholder is acquiring the shares of Common Stock pursuant to the Transaction Agreement for investment purposes only and not with any present intention of distributing or selling the shares of Common Stock in violation of federal, state or other United States securities laws.

    Limitation on Dispositions of Voting Securities.

    During the Lock-Up Period, the Stockholder shall not sell or otherwise dispose of the Voting Securities acquired by the Stockholder on the Closing Date under the Stock Purchase Agreement otherwise than (a) in connection with a merger, consolidation, or reorganization approved by the Board of Directors of the Company involving the exchange of Voting Securities for, or the conversion of Voting Securities into, other securities in a transaction in which the stockholders of the Company do not acquire at least a majority of the voting power of the surviving or successor or surviving entity or enterprise, (b) in connection with a tender offer or exchange offer for more than a majority of the Company's voting Securities, (c) with the prior approval of the Board of Directors, (d) in connection with a registered offering by the Company with respect to which the Stockholder has the "piggyback registration" rights specified in Section 5(b), or (e) in the event of the Company's failure to honor its obligations under Section 4.

    Board Representation.

    So long as the Stockholder beneficially owns at least fifty percent (50%) of the Voting Securities acquired by the Stockholder on the Closing Date under the Stock Purchase Agreement (giving effect to adjustment for stock splits, reverse stock splits, stock dividends and other similar transactions after the date hereof), the Stockholder shall be entitled to designate one individual (each, a "Designee") to be elected or appointed to the Board of Directors of the Company (the "Board"). In

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    furtherance of the foregoing, prior to the Closing, the Company shall take all actions necessary, including amending its Bylaws, to cause the Board to be expanded by one seat and to cause a Designee to be elected to the class of directors whose term shall expire in 2005. At the end of the term of such Designee, (a) the Stockholder shall designate a Designee to fill the vacancy on the Board and (b) the Company shall use its best efforts to (i) cause such Designee to be included in the management slate of directors up for election at the next annual or special meeting of the Company called to elect directors, (ii) solicit proxies in favor of the slate of directors that includes such Designee and (iii) recommend that holders of Voting Securities vote in favor of the slate of directors that includes such Designee. In the event of a vacancy on the Board by reason of the incapacity, death, removal or resignation of a Designee, the Stockholder shall designate a new Designee and the Company shall take all actions necessary to cause a such Designee to be elected to the class of directors in which such vacancy was created.

    Registration Rights

      Demand Registration.

        At any time following the expiration of the Lock-Up Period, and continuing thereafter for so long as the Stockholder and its Controlled Affiliates, at such time, beneficially own at least twenty-five million dollars ($25,000,000) of Voting Securities, the Stockholder shall have the right to make, on not more than two (2) separate occasions (giving effect to the provisions of this Section 5), written demand upon the Company (each, a "Stockholder Demand"), to register under the Securities Act all or any portion of the shares of Voting Securities beneficially owned by the Stockholder or its Controlled Affiliates (the shares subject to such demand or subject to a Stockholder Request (as hereinafter defined), hereunder collectively being referred to as the "Subject Stock"), which Stockholder Demand shall specify the number of shares to be registered and the intended method or methods of disposition of such Subject Stock, and the Company shall use its best efforts to cause the disposition of such shares to be registered under the Securities Act as soon as reasonably practicable so as to permit promptly the disposition thereof in accordance with the intended method or methods of disposition stated in the Stockholder Demand, including, but not limited to, an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule) under the Securities Act (a "Rule 415 Offering"), if the Company is then eligible to register the sale or other disposition of such Subject Stock on Form S-3 (or a successor form); provided, however, that each such demand shall cover no less than twenty-five million dollars ($25,000,000) of Subject Stock.

        In connection therewith, the Company shall prepare, and as promptly as practicable (and in any event within thirty (30) days of the receipt of the request), file, on Form S-3 if permitted or otherwise on the appropriate successor form, a registration statement under the Securities Act to effect such registration. The Company shall use its best efforts to have such registration statement declared effective by the Securities and Exchange Commission (the "Commission"), as soon as practicable thereafter and, if requested in connection with a Rule 415 Offering, to keep such registration statement continuously effective for a period of at least one hundred and eighty (180) calendar
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        days following the date on which such registration statement is declared effective, plus, a period of time equal to any Blackout Period (as hereinafter defined) (or such shorter period which will terminate when all of the Subject Stock covered by such registration statement has been sold pursuant thereto), including, if necessary, by filing with the Commission a post-effective amendment or a supplement to the registration statement or the related prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the registration statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such registration statement or by the Securities Act, the Securities Exchange Act of 1934, any state securities or blue sky laws, or any rules and regulations thereunder.

        The Stockholder agrees to provide information and materials solely with respect to the Stockholder's ownership of the Subject Stock and its intended method of distribution thereof.

        The Company (x) shall not be obligated to prepare or file more than one (1) registration statement pursuant to this Section 5(a) during any twelve-month period, (y) shall not be obligated to cause any audit to be undertaken in connection with any such registration that the Company is not otherwise required to undertake in connection with its obligations under the Securities Act, the Exchange Act and the rules and regulations thereunder, and (z) shall be entitled to postpone for a reasonable period of time, but not in excess of ninety (90) days, the filing of any registration statement otherwise required to be prepared and filed by the Company if (1) the Company is, at such time, conducting or about to conduct an underwritten public offering of securities and is advised by its managing underwriter or underwriters that such offering would in its or their opinion be materially adversely affected by the registration so requested (any postponement pursuant to this clause (1) shall be referred to as a "Company Delay"), or (2) the Company determines in its reasonable judgment and in good faith that the registration and distribution of the shares of Subject Stock would interfere with any pending or imminent material financing (other than an underwritten public offering), acquisition, disposition, corporate reorganization or other material transaction or development involving the Company. In no event shall the Company invoke a Company Delay more than once in any twelve-month period. In the event of any Company Delay, the Stockholder shall have the right to withdraw the request for registration by giving written notice to the Company within twenty (20) days after receipt of the notice of postponement (and, in the event of such withdrawal, such request shall be ignored for purposes of determining the number of registrations to which the Stockholder is entitled pursuant to this Section 5(a)) and following any such Company Delay, the Company will not file any registration statement (other than for purposes of a stock option or other employee benefit plan) without providing the Stockholder (x) with notice that the Company Delay is no longer in effect and (y) an opportunity for thirty (30) days to exercise its rights to a Stockholder Demand.
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        In the event that, at any time while any Rule 415 Offering remains effective, the Company determines in its reasonable judgment and in good faith that the sale of Subject Stock would require disclosure of material information which the Company has a bona fide business purpose for preserving as confidential or that the Company is unable to comply with Commission requirements, the Stockholder shall, upon written notice of such good faith determination, suspend sales of Subject Stock for a period (a "Blackout Period"), beginning on the date of receipt of such notice and expiring on the earlier of (x) the date upon which such material information is disclosed to the public or ceases to be material or the Company is able to comply with Commission requirements, as the case may be, and (y) thirty (30) days after the receipt of such notice from the Company.

        The Company shall agree not to effect any public sale or distribution of any Voting Securities within thirty (30) days before and ninety (90) days (or such shorter period as may be agreed by the parties hereto) after, the effective date of any registration statement filed pursuant to this Section 5(a) (except as part of such underwritten registration or pursuant to registration of securities to be issued pursuant to a stock option or other employee benefit or similar plan or securities to be proposed to be issued in exchange for securities or assets of, or in connection with a merger or consolidation with, another corporation).

        In the event that any offering of Subject Stock is to be made by or through an underwriter, the Stockholder shall select a nationally recognized underwriter or underwriters to manage and administer the offering, subject to the approval of the Company (which approval shall not be unreasonably withheld or delayed), and the Company and the Stockholder shall enter into an underwriting agreement with the managing underwriter or underwriters containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the agreements contained herein) by an issuer of common stock in underwriting agreements with respect to offerings of common stock for the account of, or on behalf of, such issuers; provided, however, that the Stockholder's representations shall solely relate to its ownership of the Subject Stock and its intended method of distribution. In connection with the sale of Subject Stock hereunder, the Stockholder may, at its option, require that any and all representations and warranties by, and indemnities and agreements of, the Company to or for the benefit of such underwriter or underwriters (or which would be made to or for the benefit of such an underwriter or underwriter if such sale of Subject Stock were pursuant to a customary underwritten offering) be made to and for the benefit of the Stockholder and that any or all of the conditions precedent to the obligations of such underwriter or underwriters (or which would be so for the benefit of such underwriter or underwriters under a customary underwriting agreement) be conditions precedent to the obligations of the Stockholder in connection with the disposition of its securities pursuant to the terms hereof (it being agreed that in connection with any registration made pursuant to a Stockholder Demand, without limiting any rights or remedies of the Stockholder, in the event any such condition precedent shall not be satisfied and, if not so satisfied, shall not be waived by the Stockholder, such registration shall not be counted as a permitted Stockholder Demand hereunder).
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        The Company and any other stockholder having "piggyback" registration rights shall not be entitled to register securities on any registration statement filed pursuant to Section 5(a).

      Piggyback Registration. If, at any time after the date hereof and continuing thereafter as long as the Stockholder or its Controlled Affiliates beneficially own any Voting Securities, the Company proposes to register any Voting Securities under the Securities Act (other than (i) pursuant to Section 5(a) above, (ii) securities to be issued pursuant to a stock option or other employee benefit or similar plan, or (iii) securities proposed to be issued in exchange for securities or assets of, or in connection with a merger or consolidation with, another corporation), the Company shall, as promptly as practicable, give written notice to the Stockholder of the Company's intention to effect such registration. If, within fifteen (15) days after receipt of such notice, the Stockholder submits a written request to the Company (a "Stockholder Request") specifying the amount of Subject Stock that it proposes to sell or otherwise dispose of in accordance with this Section 5(b), the Company shall use its best efforts to include the shares specified in the Stockholder Request in such registration. Notwithstanding the foregoing, if the offering pursuant to such registration statement is to be made by or through underwriters, the Company shall not be required to include Subject Stock therein if either (A) the Stockholder does not agree to offer its stock by or through the underwriters selected by the Company for the registration of the shares of Voting Securities and execute an underwriting agreement containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the agreements contained herein) by an issuer of common stock in underwriting agreements with respect to offerings of common stock for the account of, or on behalf of, such issuers; provided, however, that the Stockholder's representations shall solely relate to its ownership of the Subject Stock and its intended method of distribution or (B) the underwriter managing the offering advises the Stockholder in writing that in the underwriter's opinion the inclusion of such stock (or any portion thereof) would materially adversely affect such offering; provided, however, that (x) in the case of a registration statement to effectuate the sale of securities for the account of the Company, the Stockholder shall, after inclusion of the shares of Voting Securities of the Company, be treated on a pro rata basis with any other stockholder included in such registration, based on the number of shares of Voting Securities proposed to be registered by each such stockholder and (y) in the case of a registration statement filed at the request or demand of another stockholder, shall be treated on a similar pro rata basis with all other selling stockholders after giving priority to the stockholder making such request or demand. No registration effected under this Section 5(b) shall relieve the Company of its obligation to effect any registration upon request under Section 5(a). At any time commencing after the date hereof, and continuing hereafter for so long as the Stockholder and its Controlled Affiliates beneficially own Voting Securities, the Company shall not grant any registration rights to any other holder of Voting Securities unless, in connection with such grant of registration rights to another holder of Voting Securities, the Stockholder is granted "piggyback" rights in connection therewith and in the manner set forth in this
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      subsection (b). If the Stockholder has been permitted to participate in a proposed offering pursuant to this Section 5(b), the Company thereafter may determine either not to file a registration statement relating thereto, or to withdraw such registration statement, or otherwise not to consummate such offering, without any liability hereunder other than the expenses referred to in Section 5(e).

      Certain Procedures.

        In connection with any offering of shares of Subject Stock registered pursuant to Section 5(a) or (b), the Company shall: (A) furnish to the Stockholder such number of copies of any prospectus (including preliminary and summary prospectuses) and conformed copies of the registration statement (including amendments or supplements thereto and, in each case, all exhibits) and such other documents as it may reasonably request, but only while the Company shall be required under the provisions hereof to cause the registration statement to remain current; (B) notify the Stockholder, at any time when a prospectus relating to the registration of its Subject Stock is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made, not misleading and (subject to the good faith determination of the Board as to whether to permit sales under such registration statement), at the request of the Stockholder promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made, not misleading; (C) comply with all applicable rules and regulations of the Commission; (D) use its best efforts to list, if required by the rules of the applicable securities exchange or, if securities of the same class are then so listed, the Subject Stock covered by such registration statement on the New York Stock Exchange, or on any other securities exchange on which the Subject Stock is then listed; (E) before filing any registration statement or any amendment or supplement thereto, and as far in advance as is reasonably practicable, furnish to the Stockholder and its counsel copies of such documents; the Company shall not file any such document which contains statements referring to the Stockholder to which the Stockholder shall reasonably object; and (F) reasonably cooperate with the Stockholder in effecting any underwritten offering, including causing its officers and employees to participate in any "road shows" or similar presentations relating thereto.

        In connection with any offering of Subject Stock registered pursuant to this Section 5, the Company shall (A) instruct any transfer agent and registrar of the Subject Stock to release any stop transfer orders with respect to such Subject Stock and (B) in the event the Subject Stock is certificated, furnish to the underwriter, if any, or the Stockholder, unlegended certificates representing ownership of the Subject
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        Stock being sold in such denominations as requested.

        The Stockholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in subclause (i)(B) of this Section 5(c), it will forthwith discontinue its disposition of Subject Stock pursuant to the registration statement relating to such Subject Stock until its receipt of the copies of the supplemented or amended prospectus contemplated by subclause (i)(B) of this Section 5(c) and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies then in its possession of the prospectus relating to such Subject Stock at the time of receipt of such notice. If the Stockholder's disposition of Subject Stock is discontinued pursuant to the foregoing sentence, unless the Company thereafter extends the effectiveness of the registration statement to permit dispositions of Subject Stock by the Stockholder for an aggregate of one hundred eighty (180) days, plus a period of time equal to any Blackout Period, whether or not consecutive, if the Company is eligible to use a Form S-3, or successor form, the registration statement shall be ignored for purposes of determining the number of registrations to which the Stockholder is entitled pursuant to Section 5(a).

        In connection with any offering of Subject Stock registered pursuant to this Section 5, the Company shall promptly (A) notify the Stockholder of (x) the filing and effectiveness of the registration statement and prospectus and any amendment or supplements thereto, (y) the receipt of any comments from the Commission or any state securities law authorities or any other governmental authorities with respect to any such registration statement or prospectus or any amendments or supplements thereto, and (z) any oral or written stop order with respect to such registration, any suspension of the registration or qualification of the sale of such Subject Stock in any jurisdiction or any initiation or threat of any proceedings with respect to any of the foregoing and (B) use its best efforts to obtain the withdrawal of any order suspending the registration or qualification (or the effectiveness thereof) or suspending or preventing the use of any related prospectus in any jurisdiction with respect thereto.

        In connection with any offering of Subject Stock registered pursuant to this Section 5, the Company shall, if requested by the managing underwriter or underwriters of any registration or by the Stockholder, subject to approval of counsel to the Company in its reasonable judgment, promptly incorporate in a prospectus, supplement or post-effective amendment to the registration statement such information concerning underwriters and the plan of distribution of the Subject Stock as such managing underwriter or underwriters or the Stockholder shall reasonably furnish to the Company in writing and request be included therein, including, without limitation, with respect to the number of shares of Subject Stock being sold by the Stockholder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of the underwritten offering of the Subject Stock to be sold in such offering; and make all required filings of such prospectus, supplement or post-effective amendment as soon as possible after being notified of the matters to be incorporated in such
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        prospectus, supplement or post-effective amendment.

        In connection with any offering of Subject Stock registered pursuant to this Section 5, the Company shall make available for inspection by the Stockholder, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by the Stockholder or underwriter all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees, attorneys and independent accountants to supply all information reasonably requested by any such sellers, underwriters, attorneys, accountants or agents in connection with such registration statement. Information which the Company determines, in good faith, to be confidential shall not be disclosed by such persons unless (A) the disclosure of such information is necessary to avoid or correct a misstatement or omission in such registration statement, or (B) the release of such information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. The Stockholder agrees, on its own behalf and on behalf of all its underwriters, accountants, attorneys and agents, that the information obtained by it as a result of such inspections and which the Company determines, in good faith, to be confidential, shall not be used by it as the basis for any market transactions in the securities of the Company unless and until such is made generally available to the public. The Stockholder further agrees, on its own behalf and on behalf of all its underwriters, accountants, attorneys and agents, that it will, upon learning that disclosure of such information is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the information deemed confidential.

        In connection with any offering of Subject Stock registered pursuant to this Section 5, the Company shall use its best efforts to furnish to the Stockholder, if requested, a signed counterpart of (A) an opinion of counsel for the Company and (B) a comfort letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, covering such matters with respect to such registration statement and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities for the account of, or on behalf of, an issuer of common stock, such opinion and comfort letters to be dated the date such opinions and comfort letters are customarily dated in such transactions, and covering in the case of such legal opinion, such other legal matters and, in the case of such comfort letter, such other financial matters, as the Stockholder may reasonably request.

      Effectiveness. No registration statement will be deemed to have become effective (and the related registration will not be deemed to have been effected) unless it has been declared effective by the Commission; provided, however, that if, after it has been declared effective, the offering of any Voting Securities pursuant to such registration statement is interfered with by any stop order, injunction or other order or requirement of the Commission or any
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      other governmental agency or court, such registration statement will be deemed not to have become effective and the related registration will not be deemed to have been effected. In the event of one or more Suspension Periods, the applicable time periods shall be extended by the number of days included in each such Suspension Period, and, in the event any Suspension Period occurs sooner than thirty (30) days after the end of the previous Suspension Period or thirty (30) days after the initial effectiveness of any registration statement, none of these days between such Suspension Periods or prior to such Suspension Period shall be included in computing such applicable time period.

      Fees and Expenses. In connection with any registration pursuant to Section 5(a) or (b): (i) the Stockholder shall only be responsible for applicable agent fees, transfer taxes, discounts and commissions and underwriting discounts and commissions related to shares of Subject Stock being sold by the Stockholder, and (ii) the Company shall pay all other fees and expenses in connection with any registration statement under this Agreement, including, without limitation, all registration and filing fees, all printing costs, all fees and expenses of complying with securities or blue sky laws, fees and disbursements of the Company's counsel and accountants and any disbursements of underwriters customarily paid by issuers in secondary offerings and the fees and disbursements of Stockholder's counsel.

      Company Indemnification. In the case of any offering registered pursuant to this Section 5, the Company agrees to indemnify and hold the Stockholder, each underwriter, if any, of the Subject Stock under such registration and each person who controls any of the foregoing within the meaning of Section 15 of the Securities Act, and any director or officer of the foregoing, harmless against any and all losses, claims, damages or liabilities (including reasonable legal fees and other reasonable expenses incurred in the investigation and defense thereof) to which they or any of them may become subject under the Securities Act or otherwise (collectively "Losses"), insofar as any such Losses shall arise out of or shall be based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the registration statement relating to the sale of such Subject Stock (as amended if the Company shall have filed with the Commission any amendment thereof), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in the prospectus relating to the sale of such Subject Stock (as amended or supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the indemnification agreement contained in this Section 5(f) shall not apply to such Losses which shall arise out of or shall be based upon any such untrue statement or alleged untrue statement, or any such omission or alleged omission, which shall have been made in reliance upon and in conformity with information furnished in writing to the Company by the Stockholder, specifically for use in connection with the preparation of
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      the registration statement or prospectus contained in the registration statement or any such amendment thereof or supplement thereto.

      Stockholder Indemnification. In the case of each offering registered pursuant to this Section 5, the Stockholder will furnish, or cause to be furnished, in writing, to the Company information regarding such holder's ownership of Voting Securities and its intended method of distribution thereof and, to the extent permitted by law, agrees to indemnify and hold harmless the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, and the directors and officers of the Company, against any Losses, with respect to any statement in or omission from such registration statement or prospectus contained in such registration statement (as amended or supplemented if amended or supplemented as aforesaid), if such statement or omission shall have been made in reliance upon and in conformity with information furnished in writing to the Company by the Stockholder, specifically for use in connection with the preparation of such registration statement or prospectus contained in such registration statement or any such amendment thereof or supplement thereto; except that the Stockholder will not be required to contribute any amount in excess of the net proceeds received by such Stockholder from the sale of Voting Securities registered and sold pursuant to the registration statement that is the subject of any such Losses.

      Claims. Each party indemnified under paragraph (f) or (g) of this Section 5 shall, promptly after receipt of notice of the commencement of any claim against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the commencement thereof. The failure of any indemnified party to so notify an indemnifying party shall not relieve the indemnifying party from any liability in respect of such action which it may have to such indemnified party on account of the indemnity agreement contained in paragraph (f) or (g) of this Section 5, unless (and only to the extent) the indemnifying party was prejudiced by such failure, and in no event shall such failure relieve the indemnifying party from any other liability which it may have to such indemnified party. In case any action in respect of which indemnification may be sought hereunder shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may desire, jointly with any other indemnifying party similarly notified, to assume the defense thereof, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under paragraph (f) or (g) of this Section 5 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation (unless such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to those available to such indemnifying party in which event the indemnified party shall be reimbursed by the indemnifying party for the reasonable expenses incurred in connection with retaining separate legal counsel).
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      Contribution.

        If the indemnification provided for in this Section 5 is unavailable to an indemnified party or is insufficient to hold such indemnified party harmless for any Losses in respect of which this Section 5 would otherwise apply by its terms (other than by reason of exceptions provided in this Section 5), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall have an obligation to contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the offering to which such contribution relates as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, each party's relative knowledge and access to information concerning the matter with respect to which the claim was asserted, and the opportunity to correct and prevent any statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding, to the extent such party could have been indemnified for such expenses if the indemnification provided for in this Section 5 was available to such party.

        The parties hereto agree that (A) it would not be just and equitable if contribution pursuant to this Section 5(i) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph and (B) the Stockholder will not be required to contribute any amount in excess of the net proceeds received by such Stockholder from the sale of Voting Securities registered and sold pursuant to the registration statement that is the subject of any such Losses.

      Transaction Agreement. The Parties acknowledge and agree that the indemnification provisions set forth in this Section 5 shall not be subject in any manner to any indemnification provisions contained in the Transaction Agreement.

      Legend on Certificates. The Stockholder hereby acknowledges and agrees that the Voting Securities received or acquired by the Stockholder or any Controlled Affiliate in accordance with this Agreement shall be subject to stop transfer instructions and, if certificated, the certificates representing such Voting Securities shall include a legend, substantially in the form of the following legend, to the extent applicable:

    THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933,

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    AS AMENDED, OR PURSUANT TO AN EXCEPTION FROM SUCH REGISTRATION.

    In the event that shares of Voting Securities are legended, the Company agrees to have such legend removed promptly following any sale or other disposition of Voting Securities permitted by this Agreement.

        l.    Certain Notifications.  If at any time during the Term, the Company no longer meets the S-3 Eligibility Requirements, it shall (i) immediately notify the Stockholder of that fact and the reasons therfor and (ii) use its commercially reasonable efforts to meet the S-3 Eligibility Requirements as promptly as practicable thereafter.

    Specific Performance.

    Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefor each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

    Amendment and Modification.

    Subject to applicable law, this Agreement may be amended, modified and supplemented only by written agreement of the Company and the Stockholder.

    Notices.

    All notices, requests, demands and other communications required or permitted hereunder shall be made in accordance with the provisions of Section 12.3 of the Stock Purchase Agreement.

    Severability.

    In the event that any provision(s) of this Agreement shall be held illegal, invalid or unenforceable under applicable law, then such illegality, invalidity or unenforceability shall not affect any other provisions(s) hereof and this Agreement shall remain in force and be effectuated as if such illegal, invalid or unenforceable provision is not part of this Agreement; provided, however, (i) if the deletion of any provision of this Agreement frustrates a material purpose or right of the Company or the Stockholder, then such Company or Stockholder may terminate this Agreement forthwith and without further liability or obligation and (ii) absent such frustration and to the extent legally possible, the Company and the Stockholder shall seek in good faith alternate provisions or arrangements to achieve the same purposes as such provision.

    Assignment.

    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors (including any successor by merger, reorganization, consolidation or other business combination) and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations

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    hereunder shall be assigned by any party hereto without the prior written consent of the other party.

    Governing Law.

    This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law doctrine.

    Jurisdiction and Venue.

    The Company and the Stockholder hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought exclusively in a state court of Delaware (a "Delaware Court"). Each of the Company and the Stockholder hereby consents to personal jurisdiction in any such action brought in any such Delaware Court, consents to service of process upon it and waives any objection it may have to venue in any such Delaware Court or to any claim that any such Delaware Court is an inconvenient forum. The Company and the Stockholder hereby waive trial by jury in any suit, claim, action or proceeding in any court relating to or arising under this Agreement. The Company and the Stockholder confirm that the foregoing waiver is informed and freely made.

    Counterparts.

    This Agreement may be executed simultaneously in counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

    Headings.

    The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

    Entire Agreement.

    This Agreement and the Transaction Agreement set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

    Third Parties.

Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

FIDELITY NATIONAL FINANCIAL, INC.	ALLTEL CORPORATION

By: /s/ Alan L. Stinson	By: /s/ Francis X. Frantz
Name: Alan L. Stinson	Name: Francis X. Frantz
Title: Chief Financial Officer	Title: Executive Vice President
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